Super League Gaming, Inc.

2912 Colorado Ave., Suite #203

Santa Monica, California 90404

June 16, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Super League Gaming, Inc. Registration Statement on Form S-3 (File No. 333-265469)
Withdrawal of Acceleration Request for June 18, 2022 at 4:00 PM Eastern Time Resubmission of Acceleration Request for June 21, 2022 at 4:00 PM Eastern Time

Ladies and Gentlemen:

Reference is made to (i) the Registration Statement on Form S-3 (File No. 333-265469) (the “Registration Statement”) of Super League Gaming, Inc. (the “Company”) and (ii) our letter, filed as correspondence via EDGAR on June 15, 2022, (the “Prior Acceleration Request”) in which we requested acceleration of the effective date of the Registration Statement to 4:00 PM, Eastern Time, on June 18, 2022.

Withdrawal of Acceleration Request

The Company is no longer requesting that such Registration Statement be declared effective at 4:00 PM, Eastern Time, on June 18, 2022, and we hereby formally withdraw our Prior Acceleration Request.

Resubmission of Acceleration Request

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Super League Gaming, Inc. (the “Company”) hereby requests acceleration of the effectiveness of the Registration Statement to 4:00 PM, Eastern Time, on June 21, 2022, or as soon as is practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Disclosure Law Group, a Professional Corporation, by calling Mr. Jack Kennedy at (619) 272-7064.

Very truly yours, SUPER LEAGUE GAMING, INC. /s/ Ann Hand Ann Hand Chief Executive Officer, President and Chair

cc:         Daniel W. Rumsey, Disclosure Law Group, a Professional Corporation

Jessica R. Sudweeks, Disclosure Law Group, a Professional Corporation

Jack P. Kennedy, Disclosure Law Group, a Professional Corporation